Exhibit 99.1

FOR IMMEDIATE RELEASE

University of Tsukuba Hospital neurosurgeons perform initial cases using recently installed VISIUS® Surgical Theatre with iMRI

Physicians can confirm if all of tumor is resected without moving patient

WINNIPEG, Manitoba, February 13, 2013 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced neurosurgeons at University of Tsukuba Hospital in Ibaraki, Japan, have performed initial tumor removal cases using its VISIUS® Surgical Theatre. The intraoperative MRI system is the only one of its kind in Japan that allows for high quality image scanning during an operation without moving the patient.

“We hope these first cases are examples of the improved neurosurgical outcomes we expect with our ability to scan during the procedure using the VISIUS iMRI system,” said Prof. Akira Matsumura, M.D., one of two neurosurgeons conducting the initial cases.

The VISIUS Surgical Theatre at University of Tsukuba Hospital provides a unique surgical environment that enhances the surgeon’s vision at critical times in the procedure and facilitates decision making and precision through image guidance technology. The theatre includes both an advanced operating room with iMRI for neurosurgery and an adjoining room for diagnostic imaging. A high-field 1.5 Tesla MR scanner moves on-demand on ceiling-mounted rails from the diagnostic room into the OR to provide intraoperative images of diagnostic quality – without introducing patient risk that would come from moving the patient – delivering real-time information while preserving optimal surgical access and techniques.

Using iMRI, the surgical team can assess if all of a tumor is removed before completing the procedure. During the Tsukuba first case, which was a low-grade glioma, an intraoperative scan found a small amount of tumor remained that was then completely removed and confirmed with a final scan. The second case was a transsphenoidal sella tumor and iMRI confirmed that initial resection was complete. Studies show that improved patient outcomes are associated with complete tumor resection.

A major teaching facility, the hospital leads Japan in providing innovative training programs in residencies and fellowships in various specialties. The hospital is also designated as a "Special Functioning Hospital" that is committed to providing state-of-the-art medical care and educational and research activities that promote patient care.

Designed to meet each hospital’s specific clinical application needs, VISIUS Surgical Theatres can be configured to incorporate MR, CT imaging or X-ray angiography, providing true intraoperative imaging for open surgical applications with no patient transport. The breadth of open surgical applications and catheter-based treatments in IMRIS suites creates opportunities for multiple departments to collaborate on its investment and to optimize its utilization.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com